Exhibit 99.3

June 16, 2013

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Bond Issuance of the Gazit-Globe Ltd.’s

Consolidated Subsidiary Citycon Oyj.

Gazit-Globe Ltd. (the “Company”) is pleased to report that on June 14, 2003, its consolidated subsidiary Citycon Oyj. (“CTY”), a company whose shares are traded on the Helsinki Stock Exchange and in which the Company holds 49.3% of its share capital and voting rights, successfully placed a EUR 500 million seven-year eurobond (the “Bond”). The seven-year unsecured euro denominated Bond carries a fixed annual interest rate of 3.75 per cent and matures in June 2020. CTY applied for the Bond to be admitted to the Official List of the Irish Stock Exchange and to trade on its regulated market. The Bond has been rated BBB- by Standard & Poor’s and Baa3 by Moody’s.

The proceeds from the offering will be used by CTY to repay existing debt to extend average debt maturities, pay down credit facilities, and for general corporate purposes.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.